(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity® Rutland Square Trust II (the trust):

Strategic Advisers® Core Fund, Strategic Advisers Core Income Fund, Strategic Advisers Emerging Markets Fund, Strategic Advisers Growth Fund, Strategic Advisers Income Opportunities Fund, Strategic Advisers International Fund, Strategic Advisers International II Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers U.S. Opportunity Fund, Strategic Advisers U.S. Opportunity II Fund, Strategic Advisers Value Fund, Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, and Strategic Advisers Value Multi Manager Fund (the funds)

File No. 811-21991

Ladies and Gentlemen:

On behalf of the above-referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 is the Notice, Proxy Statement, Solicitation Letters, and form of Proxy mailed to shareholders of the fund, as well as the script to be used for touch-tone voting and screen prints for internet voting. Also included in this filing is a form of email notification that will be sent to a shareholder that has opted to receive his/her proxy materials electronically and a buckslip that will be included in a paper proxy package that is sent to a shareholder if an email failure has occurred.

The Annual Report to shareholders was filed for Fidelity Rutland Square Trust II pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notice, Proxy Statement, and Form of Proxy are tagged to indicate changes made since the preliminary filing on October 31, 2011.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Danielle Macey
Danielle Macey
Legal Product Group